File No. 82-1264

03 OCT -3 AM 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

September 30, 2003

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public in September 2003, the following messages.

- News Release “Fire at Bridgestone’s Tochigi Plant” (September 8, 2003)
- News Release ”Update on the Fire at Bridgestone’s Tochigi Plant” (September 9, 2003)
- News Release ”Fire Extinguished at Bridgestone’s Tochigi Plant” (September 10, 2003)
- News Release ”Bridgestone Awaiting Go-Ahead to Restart Production at Tochigi Plant” (September 12, 2003)
- News Release ”Bridgestone to Resume Production at Tochigi Plant” (September 20, 2003)
- News Release ”Bridgestone Announces Projected Effects of Tochigi Plant Fire on Financial Performance” (September 24, 2003)

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Koki Takahashi
Treasurer

dlw 10/6

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

Fire at Bridgestone's Tochigi Plant

Tokyo (6:00 p.m., September 8, 2003)—A fire broke out around noon today in the rubber mixing process at Bridgestone Corporation's Tochigi Plant. Firefighters are presently working to extinguish the blaze. Neither Bridgestone nor the municipal authorities have received any reports of injuries in the fire. The fire department has ordered the evacuation of Oharama precinct, the site of the factory in the Kaminakano district of Kuroiso City in Tochigi Prefecture.

"We profoundly regret that this fire has occurred despite the top priority that we have given to fire and workplace safety," commented Isao Togashi, Bridgestone executive vice president for technology and production. "We express our sincerest apologies to everyone in the vicinity and to all Bridgestone stakeholders for the concern and inconvenience that the fire has caused. We have mobilized all available resources to assist in the firefighting effort. An emergency response team that we have set up today at Bridgestone is gathering information about the fire and will decide on measures for coping with this emergency.

Bridgestone's Tochigi Plant

Plant Manager:	Isaku Motohashi
Address:	Kaminakano 10, Kuroiso, Tochigi Prefecture
Products:	Truck and bus tires, passenger car tires, soft urethane foam, other
Site:	51 hectares
Employees:	856

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BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4515
www.bridgestone.co.jp

Update on the Fire at Bridgestone's Tochigi Plant

Tokyo (2:00 p.m., September 9, 2003)—The fire department announced at 11:50 a.m. this morning that firefighters had contained the fire at Bridgestone's Tochigi Plant. Bridgestone Corporation has deployed resources to support the fire department and police in a full investigation of the cause of the blaze. The fire broke out on Monday at around noon in the rubber mixing process at the plant.

Bridgestone is urging residents who have experienced fire-related damage to their homes, vehicles or other property to contact the Kuroiso municipal environmental office or the Tochigi Plant. The contact numbers are 0287-62-7139 at the city's environmental office and 0287-65-3211 at the plant. Bridgestone management is weighing the viability of setting up a health consultation center at the Tochigi Plant. The center would serve residents concerned about possible deleterious effects of smoke and fumes from the fire.

Experts from Tochigi Prefecture's environmental management unit tested the air around the Tochigi Plant on Monday evening for possible toxic substances, and they detected no such airborne toxins. Bridgestone is working closely with the prefectural and municipal authorities to prevent or minimize any soil or water pollution from the fire and from the firefighting effort.

Minimizing the effect of the production disruption on deliveries to automakers is another high priority for Bridgestone. The company is coordinating delivery schemes with its customers in the automobile industry.

Urgent inspections are under way at all Bridgestone plants. Management is mobilizing the entire company to ensure absolute safety throughout the Bridgestone organization.

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BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

Fire Extinguished at Bridgestone's Tochigi Plant

Tokyo (September 10, 2003)—Bridgestone Corporation announced today that firefighters completely extinguished the fire at the company's Tochigi Plant this morning at 10:30 a.m. The fire broke out in the rubber mixing process at the plant at around noon on Monday.

"We express our heartfelt appreciation to the firefighters who extinguished the blaze and to everyone who helped cope with this distressing event," commented a Bridgestone spokesperson. "We also express our profound apologies for the inconvenience and concern that this accident has caused people in the community."

The authorities and Bridgestone are investigating the cause of the fire and will report their findings as they become available. Meanwhile, the company is working to ascertain promptly the effects of the fire on its overall production capacity and on the plant environment.

Bridgestone is reviewing fire safety carefully at all its plants to ensure that no accident of this kind recurs. The company will upgrade systems and equipment for preventing fires throughout its organization.

-end-

BRIDGESTONE

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

Bridgestone Awaiting Go-Ahead to Restart Production at Tochigi Plant

Tokyo (September 12, 2003) –Bridgestone Corporation announced today that it is awaiting authorization from the authorities to restart production at its Tochigi Plant. A fire that broke out on September 8 destroyed part of the plant. Bridgestone CEO Shigeo Watanabe reported at a September 10 press conference that preparations were under way to restart production. He suggested that production could get under way as early as this evening, pending the completion of official safety inspections.

The company has yet to receive notification of the completion of the safety inspections, and it has therefore postponed the recommencement of production. A Bridgestone spokesperson pledged that the company would provide further updates about the outlook for restarting production at the Tochigi Plant.

Meanwhile, Bridgestone continues working with the authorities to determine the cause of the fire. Spokespersons for the company continue to reaffirm solidarity with residents of the plant vicinity in the Tochigi Prefecture city of Kuroiso. Bridgestone is working simultaneously on stepped-up measures for preventing a recurrence of this kind of disaster.

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BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

Bridgestone to Resume Production at Tochigi Plant

Tokyo (September 20, 2003)—Bridgestone Corporation announced today that it will resume production today in undamaged portions of its Tochigi Plant. A fire that broke out at the plant on September 8 destroyed the rubber mixing process, but fire fighters extinguished the blaze before it could spread to other parts of the plant.

The company has verified the soundness of electrical and gas lines and of all equipment. It has determined that conditions in the plant, excepting the damaged rubber mixing shop, warrant resumption of production. The inspections have verified the capacity of the production processes to fulfill rigorous quality standards, as well as safety standards. Spokespersons for the company continue to reiterate profound apologies for the trouble and concern that the fire caused residents, authorities and public agencies.

-end-

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4515
www.bridgestone.co.jp

Bridgestone Announces Projected Effects of Tochigi Plant Fire on Financial Performance

Tokyo (September 24, 2003)—Bridgestone Corporation announced today that it was on course to largely fulfill its original projections for 2003 sales and earnings. The company reported that the weakening yen and strong exports would largely offset the financial effects of the recent fire at its Tochigi Plant.

A fire that broke out at the plant on September 8 destroyed the rubber mixing shop there. Bridgestone resumed production at the Tochigi Plant on September 20 and is supplying the plant with mixed rubber from other Bridgestone plants. The Tochigi Plant is presently operating at about 20% of its prefire capacity. Management expects to increase output there to between 60% and 70% of the plant's prefire capacity by the end of the year.

Bridgestone calculates the total adverse effect of the fire at about ¥40.0 billion. That total includes direct losses from fire damage, reduced income attributable to lost sales in 2003 and 2004, and the cost of rebuilding and equipping a rubber mixing shop. Management expects insurance to cover about ¥4.0 billion of the loss.

Direct losses from the fire totaled about ¥3.0 billion. That total comprises ¥1.3 billion for the book value of the building and equipment in the rubber mixing process, ¥1.0 billion for the book value of the inventories of materials and products that burned and ¥700 million for the cost of cleaning up and clearing away the damage, according to the company.

-more-

Bridgestone projects that the aftereffects of the fire will occasion reductions of ¥20.0 billion in sales and ¥13.0 billion in ordinary income in 2003. However, management expects to meet their original projection of ¥2,280.0 billion for sales in 2003, and they expect ordinary income to total ¥140.0 billion, down only ¥5.0 billion from the original projection. Sales in principal markets outside Japan were stronger than projected in the first two months of the second half, and Bridgestone's financial performance has also benefited from the weaker-than-expected yen. Management projects that after-tax net income in 2003 will total ¥78.0 billion, down just ¥2.0 billion from their earlier projection. The bullish forecast for net income is dependent on settling the fire-related insurance claims by the end of the year.

As for next year, management expects the aftereffects of the fire to diminish net sales ¥20.0 billion, ordinary income ¥14.0 billion and after-tax net income ¥8.0 billion. They caution, however, that these are rough projections and are subject to change as the company evaluates the damage and prepares countermeasures.

Bridgestone announced today that it will invest about ¥10.0 billion in rebuilding and equipping a rubber mixing shop. Management tentatively expects to complete the new rubber mixing shop by September 2004.

Company officials continue to reiterate profound apologies for the trouble and concern that the fire has caused for residents of the plant vicinity, for customers and for other Bridgestone stakeholders. Bridgestone is auditing fire safety at all its plants to prevent a recurrence of the Tochigi disaster.

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